VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Suzanne Hayes, Assistant Director--Office of Healthcare and Insurance

Re:	Lion Biotechnologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 17, 2016 File No. 001-36860

Dear Sir or Madam:

By letter dated July 6, 2016, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Lion Biotechnologies, Inc. (the “Company”) with comments to the Company’s Preliminary Proxy Statement (the “Proxy Statement”). This letter contains the Company’s response to the Staff’s comments. The numbered responses set forth below correspond to the numbered comment in the Staff’s July 6, 2016 letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR an amended preliminary proxy statement that contains the responses set forth below.

Proposal No. 4 - Approval of the Conversion Provisions of Our Series B Preferred and Issuance of the Shares of Common Stock Issuable Upon the Conversion of Our Series B Preferred, page 41

1. Please disclose the general effect that approval of the conversion provisions of the Series B Preferred Stock would have on the rights of existing shareholders, as required by Item 12(c) of Schedule 14A.

The Company’s Response.

We have supplemented the discussion in the Proxy Statement as requested to further address the general effect that the approval of the conversion of the Series B Preferred Stock would have on the rights of the existing stockholders by adding the following disclosure:

Securities and Exchange Commission

July 7, 2016

“If our stockholders approve this Proposal No. 4, each holder of outstanding shares of Series B Preferred will be entitled to elect to convert all or any portion of such shares into shares of common stock, and the holders of a majority of the outstanding shares of Series B Preferred will be entitled to elect to convert all of the outstanding shares of Series B Preferred into shares of common stock, in each case subject to the beneficial ownership limitations of each holder set forth below under "Description of the Series B Preferred." If all of the shares of Series B Preferred Stock are converted into shares of common stock, the number of shares of common stock issued and outstanding will increase by 11,368,633 shares. Based on the 58,351,478 shares of common stock that were outstanding on the record date, the issuance of an additional 11,268,633 shares of common stock would increase the number of outstanding shares by 19.48% to 69,720,111 shares.

In addition, as described below under "Registration Rights," if the stockholders approve the conversion provisions of the Series B Preferred, we will also have to register the re-sale of the 11,368,633 shares of common stock issuable upon conversion of our Series B Preferred. The sudden release of 11,368633 freely trading shares onto the market, or the perception that such shares will or could come onto the market, could have an adverse effect on the trading price of our stock.”

2. Please tell us the extent to which you considered including the information required by Item 13(a) of Schedule 14A in the proxy statement. To the extent you believe this information is not required, please provide supporting analysis in your response letter.

The Company’s Response

Based on our conversation with the Staff, we have added a new section to the last page of the Proxy Statement entitled: "Documents Incorporated by Reference" that reads as follows:

"DOCUMENTS INCORPORATED BY REFERENCE

In accordance with Item 13(b)(2) of the SEC’s Schedule 14A, the following sections from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, which include information that is required to be disclosed in connection with “Proposal 4- Approval of the Conversion Provisions of Our Series B Preferred and the Issuance of the Shares of Common Stock Issuable Upon the Conversion of our Series B Preferred,” are hereby incorporated by reference in this proxy statement: (i)“Selected Financial Data”; (ii) “Financial Statements and Supplementary Data”; (iii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (iv) “Quantitative and Qualitative Disclosures About Market Risk.”"

Securities and Exchange Commission

July 7, 2016

We have also added the following language to the Proxy Statement at the end of "Proposal No. 5 - Ratification of Appointment of Independent Registered Public Accounting Firm":

"We expect that representatives of Marcum LLP, our principal accountants for our current fiscal year, will be available in person or via teleconference during the Annual Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Annual Meeting. We do not expect that any representatives from Weinberg & Company, our principal accountants for our most recently completed fiscal year, will be present at, or otherwise participate in, the Annual Meeting."

* * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please direct them to the undersigned.

Very truly yours,

/s/ Istvan Benko
Istvan Benko